


07028972

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aozora Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

FILE NO. 82- 35047 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlp

DAT : 1/7/08

082-35047



ANNEX A

LIST OF MATERIAL DOCUMENTS FILED, PUBLISHED OR DISTRIBUTED SINCE FEBRUARY 9, 2007

Title	Date	Exhibit
Press Releases		
Aozora Bank Reports Financial Results for FY 2006 — Higher Net Revenue & Operating Profit — Specialty Finance and Corporate Lending Drive Solid Growth	May 15, 2007	Exhibit A-1
Personnel Change in the Director and Executive Officer	May 10, 2007	Exhibit A-2
Organizational Changes	May 10, 2007	Exhibit A-3
Aozora Bank Launches Shanghai Representative Office	May 10, 2007	Exhibit A-4
Personnel Change in the Director and Executive Officer	May 1, 2007	Exhibit A-5
Personnel Change in the Director	April 26, 2007	Exhibit A-6
Aozora Bank Launches Corporate Rehabilitation Fund with Regional Japanese Lender The San-in Godo Bank	April 11, 2007	Exhibit A-7
Personnel Change in the Director and Executive Officer	March 30, 2007	Exhibit A-8
Organizational Changes	March 30, 2007	Exhibit A-9
Aozora Bank raised Short Term Prime Rate	March 16, 2007	Exhibit A-10
Personnel Change in the Director and Executive Officer	February 22, 2007	Exhibit A-11
Financial Information		
Summary of Financial Results for FY 2006	May 15, 2007	Exhibit B-1
Consolidated Balance Sheet as of March 31, 2007	May 15, 2007	Exhibit B-2
Non-Consolidated Balance Sheet as of March 31, 2007	May 15, 2007	Exhibit B-3
IR Presentation		
FY2006 Financial Results	May 15, 2007	Exhibit C-1

3-21-07 AN/S

Title	Date	Exhibit
English Summary of Selected Japanese Documents		
Explanatory materials relating to the statement of financial results for the fiscal year ended March 31, 2007 dated May 15, 2007	May 15, 2007	Exhibit D-1
Extraordinary Report	February 22, 2007	Exhibit D-2

Exhibit A

Press Releases

Exhibit A-1

NEWS RELEASE

<Aozora Bank Reports Financial Results for FY2006>
- Higher Net Revenue & Operating Profit -
-Specialty Finance and Corporate Lending Drive Solid Growth-

TOKYO, May 15, 2007 – Aozora Bank, Ltd. ("Aozora" or "the Bank"), a leading Japanese commercial bank, today reported financial results for the year ended March 31, 2007, its earnings projection for the current year, and a statement regarding its medium term capital targets.

The Bank achieved the highest level of net revenue since re-privatization, grew operating profit for a third successive year in FY2006 and beat the Bank's forecast for net income. Aozora continues to outperform its peer group in the Japanese banking industry in terms of earnings and loan growth.

These solid earnings results highlight the growing success of Aozora's unique business model built around wholesale corporate lending and investment banking in the Japanese and international financial markets.

The earnings projection for the current fiscal year shows that Aozora expects to achieve low double-digit top line revenue growth while maintaining positive operating leverage. While gains from credit reserve releases are expected to diminish, Aozora will increase its recognition of Deferred Tax Assets this year as the full utilization of its carried forward tax losses is expected in the near term.

Aozora announced in its medium term capital targets that it plans to redeem and cancel the government held preference shares at the earliest opportunity, and manage its capital structure to a more normalized level designed to maintain regulatory compliance, support an A rating, minimize the cost of capital and maximize shareholder value.

This announcement also for the first time includes a quarterly earnings breakdown, reflective of an initiative by Aozora Management to offer shareholders and other stakeholders the highest possible level of corporate transparency.

Aozora Bank, Ltd. 3-1, Kudan-minami 1-chome Chiyoda-Ku, Tokyo 102-8660, Japan Tel: +81-3-3263-1111(General)

CONSOLIDATED FINANCIAL HIGHLIGHTS (All comparisons year-on-year)

- Net revenue rose 0.2% to 114.4 billion yen, the highest since the Bank was re-privatized in 2000. Net revenue was boosted by strong growth in net non-interest income. After eliminating the impact of the "macro hedge income"[1], which was 8.41 billion yen, the increase was 8.1%.

- Consolidated operating profits rose 1.6% to 62.4 billion yen, marking a third straight year of growth. After eliminating the impact of the "macro hedge income" recorded in the prior period, consolidated operating profits increased 17.7%.

- Aozora's loan book grew 17.5% to 3,684.6 billion yen, significantly outperforming the industry growth rate of 0.7%[2].

- Net non-interest income grew 13.6% to 69.5 billion yen helped by the contribution from net fees and commissions .

- The overhead ratio of expenses to revenue rose 2.9 percentage points to 46.2%. Expenses rose as Aozora boosted IT investment and expanded its specialty finance division through new hires to support continued business growth.

- Net income fell 32.1% to 81.5 billion yen reflecting a decline in extraordinary profit from the reversal of reserves for possible loans losses compared with the previous fiscal year. This result beat the Bank's forecast for net income of 81 billion yen. After eliminating the impact of the "macro hedge" recorded in the prior period, net income recorded a decline of 27.0%.

- Total assets amounted to 6,544.0 billion yen as of March 31, 2007, an increase of 548.0 billion yen compared to a year ago.

- Aozora forecasts net income of 84.5 billion yen, operating profits of 66.5 billion yen and non-consolidated business profit before general loan-loss reserve of 60.0 billion yen for the fiscal year ending March 31, 2008.

Aozora Bank Chairman Kimikazu Noumi commented, "We are pleased to announce that in fiscal 2006 the Bank exceeded its financial targets, realizing its highest level of Net revenue since 2000. Aozora's strong earnings growth, augmented by annualized loan growth that is significantly higher than the industry average, underscores the Bank's commitment to realizing consistent, sustainable top line revenue growth through earnings diversification and our core competence in risk management--all of which is focused on outperforming the sector to create a uniquely profitable Japanese bank."

---

[1] This represents a swap position built up for hedging purposes (the "macro hedge" position) that was closed out in FY 2002 based on the accounting standards at that time, realizing a gain (27.3 billion yen) recognized as income for accounting purposes over the subsequent 3 years. For the 12 months ended March 31, 2006, 8.41 billion yen was recognized as net interest income. As this income did not result from risk positions or transactions in that period, the impact in FY 2005 should be adjusted for comparison purposes. Macro hedge adjusted net interest income is referred to as "core net interest income".

[2] According to Japanese Bankers Association data.

EARNINGS REVIEW

Net revenue rose 0.2% to 114.4 billion yen compared with a year earlier, or 8.1% after eliminating the impact of the macro hedge. Revenue has grown every year since the re-privatization of the Bank in 2000, a key indicator of the success of Aozora's strategy of diversifying earnings into areas where the Bank can most effectively leverage its core structuring and risk management expertise. These include high-growth banking services such as specialty finance, derivatives sales and fund investments.

Net interest income fell 15.3% to 44.9 billion yen in FY2006. However, "core net interest income" increased 0.7% on an annualized basis, after adjusting for the impact of the macro hedge income. The increase is even greater if adjustment is made for the funding cost of non-interest bearing assets such as fund and investment partnership investments.

The Bank's average yield on consolidated loans improved to 2.21% in FY2006 from a 1.93% average a year ago. While the average margin on our consolidated loans above our average interest cost of debentures and deposits, which didn't include swap cost, rose to 1.67% from 1.56%.

Net fees and commissions increased by 1.3% to 16.0 billion with loan related items, including fees from loan related items and securitizations.

Net trading revenues declined by 29.8% to 5.5 billion yen versus the previous fiscal year owing to lower demand for, and spread from OTC derivative products.

Net gains on bond transactions amounted to 11.0 billion, from – 1.0 billion yen of the previous year. This reflected gains on sale of REITs and foreign bonds that were primarily generated in the first quarter.

Net other operating income excluding net gains on bond transactions declined by 4.1% to 37.0 billion yen. It was primarily generated from returns on investments in investment partnerships (15.7 billion yen before funding costs) such as real estate investment partnerships (7.7 billion yen before funding costs), NPL-related investment partnerships (4.7 billion yen before funding costs) and private equity investment partnerships (3.3 billion yen before funding costs), and gains on fund investments (16.3 billion yen before funding costs). The funding cost of fund investments and investment partnership assets is estimated at 7.9 billion yen as compared to 4.7 billion yen in FY2005.

General and administrative expenses increased 6.9% to 52.8 billion yen versus the same period a year earlier. While maintaining a tight rein on cost control, in FY2006 Aozora boosted investment in personnel and information technology spending in line with Bank's strategy of growing its business by actively investing in technology platforms and people. Concurrently, management promoted a series of efficiency initiatives and cost control measures, achieving an overhead ratio (the proportion of net revenue accounted for by expenses) of 46.2% in FY2006.

As a result, business profit declined 4.9% to 61.6 billion yen (or rose 9.3% after adjustment for the macro hedge) and operating profits rose 1.6% (or 17.7% after adjustment for the macro hedge) to 62.4 billion yen, compared with the previous fiscal year.

Income before income taxes fell 25.7% (or 19.5% after adjustment for the macro hedge) to 81.0 billion. Gains at the operating profit level were offset by a significant decrease in extraordinary profit on reversals of reserves for possible loan losses.

Net income declined 32.1% (or 27.0% after adjustment for the macro hedge) to 81.5 billion yen.

ROA, ROE and EARNINGS PER SHARE

Our annualized Return on Assets ratio was 1.25%, calculated by dividing net income by total assets as of March 31, 2007.

Our annualized Return on Equity ratio was 10.29%, calculated by dividing net income by net assets as of March 31, 2007.

Basic earnings per share amounted to 52.59 yen as of March 31, 2007. Fully diluted earnings per share was 38.53 yen.

Net Assets per share at March 31st, 2007 stood at 369.81 yen when the preference shares are excluded.

BALANCE SHEET SUMMARY

Total assets amounted to 6,544.0 billion yen as of March 31, 2007, up 548.0 billion yen, or 9.1%, from a year earlier. This gain reflected significant increases in loans, bills and securities.

Loans and bills discounted rose 548.3 billion yen, or 17.5%, to 3,684.6 billion yen. The prime contributors were non-recourse loans, funding to the information technology and telecommunications sectors, and additional international lending.

Securities holdings grew 290.7 billion yen, or 17.9%, to 1,918.9 billion, owing largely to higher holdings of JGB.

Total liabilities were 5,751.5 billion yen, an increase of 479.6 billion yen, or 9.1%. Deposits (excluding negotiable certificates of deposit) increased 5.4 billion yen, or 0.2%, to 2,330.9 billion yen, due to increased deposits from retail customers. Retail deposits were 1,385.0 billion yen, an increase of 113.2 billion yen, or 8.9%. Debentures were up 390.2 billion yen, or 36.8%, to 1,450.5 billion yen. Call money and bills sold decreased 71.3 billion yen, or 18.5%, to 313.2 billion yen. This was mainly because electronically settled bills went into in a Bank of Japan loan account, requiring Aozora to re-categorize those funds as part of the others account. .

Net assets stood at 792.5 billion yen at year-end, up 69.1 billion yen, or 9.6%. This was due to a 75.5 billion yen, or 27.9% increase in retained earnings, to 346.4 billion yen.

Regulatory Capital stood at 715.7billion yen at year-end, down 15.6 billion yen, or -2.1% as a result of increased capital deduction due to a new Basel II related regulation. Risk-weighted assets stood at 4,478.4 billion yen as of March 31, 2007, up 723.4 billion yen, or 19.3%, from March 31, 2006, brought on by an increase in loans and the change of risk-weight due to this new regulation. As a result, our capital adequacy ratio declined to 15.98%, versus 19.47% a year earlier. In addition, our Tier-1 capital ratio declined to 17.63% from 19.12%. These ratios declined mainly due to asset increase and Basel II. However, they remain among the highest in the Japanese banking industry.

FRL Ratio was 1.04% from 0.68% a year ago, and well within our acceptable range of up to 3.00%.

QUARTERLY EARNINGS REVIEW (Consolidated)

	(Q4) FY2006	(Q4) FY2005	% Change
Net Revenue	26,062	29,811	-12.6%
Operating Profit before Credit Costs	12,171	17,231	-29.4%
Operating Profit	12,122	16,257	-25.4%
Net Income	6,684	45,845	-85.4%

(Units: millions of yen)

Net revenue amounted to 26.0 billion yen in the three months ended March 31, 2007, down 12.6% compared with the corresponding quarter a year earlier. Growing revenue from other operating income was offset by declines in trading revenues. Although fees and commissions were slightly down on Q4 2005, it remains the second strongest quarter for fees and commissions in the last 3 years.

Consolidated operating profit was 12.1 billion yen in the fourth quarter versus 16.3 billion a year ago, representing a 25.4% decrease.

Net income in the fourth quarter dropped 85.4% to 6.7 billion yen as a significant level of excessive credit reserves were released in the previous year. Aozora has had net credit reserve releases for the past three years, however these have diminished as Aozora has begun to return to a more normalized level of credit costs.

MEDIUM TERM CAPITAL TARGETS

The Aozora Bank Ltd. Board of Directors has considered the medium term capital targets for the Bank. The Board believes the Bank continues to make sound progress in the revitalization of its business, having returned to consistent profitable operations, and generated retained earnings adequate to fund the repayment of the public moneys. The Board believes it is appropriate in the medium term to begin the process of normalizing the capital structure of the Bank.

1. Target Capital Adequacy

Aozora aims to achieve a level of capital adequacy adequate for regulatory compliance with Basel II in Japan as an international standard bank. In addition, the capital level should support a single A or equivalent rating from the major credit rating agencies. Aozora aims to achieve a capital adequacy level under Basel II of 12% to 13%, with a tier 1 capital ratio of 10% to 11%. Aozora aims to include hybrid tier 1 capital in its tier 1 ratio, initially up to 15% of the total tier 1 capital.

2. Repayment of Public Funds

Consistent with the target capital adequacy, Aozora is putting strategic priority on the redemption and cancellation of all of the remaining, outstanding government owned convertible preference shares, subject to meeting the pricing term and other criteria for redemption and the approval of the relevant authorities.

3. Dividend policy

Aozora is committed to delivering shareholder value, and recognizes that the payment of a competitive level of dividends is an important part of the overall investment proposition. During the period that the government owns the convertible preference shares, Aozora continues to ensure the achievement of the Business Revitalization Plan and to determine an appropriate level of dividend payment. Aozora aims for a payout ratio at least comparable to Japanese major banks in the medium term.

4. Common Stock Buy Back

Aozora recognizes that buying back and cancellation of excessive common stock is an effective mechanism along with the above-mentioned methods to right-size the Bank's capital base, and maximize the value of the equity investment for common stockholders. After redemption of public funds and in the absence of appropriate alternatives, Aozora may consider the option of buying back and cancellation of common stock as part of the medium term strategy to migrate to it's medium term capital structure.

OPERATIONAL HIGHLIGHTS (2nd half FY2006) and RECENT TOPICS

- On May 15, Aozora opened a Shanghai representative office as part of efforts to strengthen the Bank's information-gathering network in China.

- On May 4, Moody's raised Aozora's long-term rating to "A2" from "Baa1" and bank financial strength rating to "C-" from "D".

- On February 22, Aozora announced the appointments of Kimikazu Noumi as Chairman and CEO, and Federico J. Sacasa as Senior Managing Executive Officer in the Office of the Chief Executive. Their appointments reflect Aozora's drive to create a unique franchise combining the Bank's Japanese identity and commitment to global best practices. The board plans to nominate Mr. Sacasa as President and COO in June 2007, subject to shareholder approval.

- On December 28, 2006, Aozora launched the Hokkaido Shinkin Recovery fund to help 23 shinkin credit unions rehabilitate small and medium sized enterprises in Japan's northern island. The move was in line with the Bank's strategy of drawing on its strong ties with regional financial institutions to diversify its business.

- On November 20, 2006, Aozora opened its first new retail branch in 15 years. The new Nihonbashi branch offers wealth management services to high-net-worth individuals.

- On November 14, 2006, Aozora listed on the First Section of the Tokyo Stock Exchange in Japan's biggest initial public offering for eight years.

- In November, 2006, the Bank invested US$500 million to obtain an indirect minority ownership interest in General Motors Acceptance Corporation, a finance subsidiary of General Motors Corporation.

OUTLOOK

Aozora forecasts net income of 84.5 billion yen, operating profit of 66.5 billion yen and net revenue of 126.0 billion yen on a consolidated basis, in the fiscal year ending March 31, 2008.

<Consolidated>

	Year Ended March 2007	Year Ended March 2008	% Change
Operating Income	194,545	229,000	+15.9%
Net Revenue	114,398	126,000	+10.1%
Business Profit	61,603	69,000	+12.0%
Operating Profits	62,405	66,500	+6.6%
Net Income	81,510	84,500	+3.7%

(Units: millions of yen)

<Non-consolidated>

	Year Ended March 2007	Year Ended March 2008	% Change
Operating Income	188,088	213,000	+13.2%
Business Profit before Credit Costs	61,252	60,000	-2.0%
Operating Profits	61,960	57,000	-8.0%
Net Income	82,168	76,000	-7.5%

(Units: millions of yen)

DIVIDENDS

As previously disclosed in the Business Revitalization Plan Aozora plans to pay a cash divided of 1.78 yen per share to our common shareholders. This plan is subject to approval at the Board Meeting, scheduled to be held on May 31, 2007.

FINANCIAL RESULTS GLOBAL CONFERENCE CALL

Aozora will hold a global conference call to discuss its financial results for year ended March 31, 2007, and answer questions on Tuesday May 15, 2007. The call will begin at 10:00 PM in Tokyo, 9:00 AM in New York and 2:00 PM in London. For conference call dial-in information, please call our IR agent Taylor Rafferty in Tokyo at 81-3-5444-2730 (attn: Mr. James Hawrylak), in New York at 212-889-4350 (attn: Mr. Tom Meyers), or in London at 44-20-7614-2900 (attn: Ms. Laura Martin).

* * *

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/ ----ENDS---

Aozora Bank, Ltd. 3-1, Kudan-minami 1-chome Chiyoda-Ku, Tokyo 102-8660, Japan Tel: +81-3-3263-1111(General)

Exhibit A-2

May 10, 2007

Personnel Change in the Director and Executive Officer

1. Appointment [as of May 10, 2007]

Senior Managing Executive Officer Nikolai Safavi
Head of Integrated Risk Management Group

Senior Managing Executive Officer James Mudie
Head of Global Investment Group,
concurrently serving as General Manager
of Global Investment Division

2. Promotion [as of May 10, 2007]

Position	Name	Previous position
Senior Managing Executive Officer Chief Credit Risk Officer Credit Examination Division	Hiromi Watanabe	(Executive Officer, General Manager of)
Managing Executive Officer General Manager of Operational Risk Management Division Division	Ryoichi Kawai	(Executive Officer, General Manager of Risk Management)

3. Transfer [as of May 10, 2007]

Position	Name	Previous position
Senior Managing Executive Officer Head of Corporate & Investment Banking Group	Federico J. Sacasa	(Senior Managing Executive Officer, Head of Corporate & Investment Banking Group and Head of Global Investment Group, concurrently serving as General Manager of Global Investment Division)
Senior Managing Executive Officer Head of Corporate Banking Group	Katsutoshi Ishida	(Senior Managing Executive Officer, Chief Credit Officer)

Senior Managing Executive Officer Head of Investment Banking Group	Shinsuke Baba	(Senior Managing Executive Officer, Head of Investment Banking Group and Acting Head of Corporate Banking Group, concurrently serving as General Manager of Capital Markets Division)
Senior Managing Executive Officer Chief Market Risk Officer	Carlos Erchuck	(Senior Managing Executive Officer, Chief Risk Officer)
Managing Executive Officer General Manager of Integrated Risk Management Division	Kenji Fujii	(Managing Executive Officer)

End

Personal History

Name	Nikolai Safavi
Date of Birth	December 19, 1964
Education	1988 BA in Economics, San Francisco State University
	2001 Executive Program, Graduate School of Business, Stanford University

Career Summary

December 1989	**Office of the Comptroller of the Currency (OCC)**
	National Bank Examiner
October 1994	**Bank of America N. A.**
	Vice President, Capital Markets & Treasury Credit Review (San Francisco)
July 1998	Vice President, Capital Markets & Treasury Credit Management (Hong Kong)
January 2000	**Bank of America Securities LLC.**
	Vice President, Equity Derivatives Trading & Sales
August 2000	**Union Bank of California** (San Francisco)
	Senior Vice President, Credit Division
December 2004	**CSV Investment & Financial Services Consulting Inc.**
	Consultant
April 2006	**Aozora Bank, Ltd.**
	Chief Operating Officer, Corporate & Investment Banking Group
May 2007	Senior Managing Executive Officer
	Head of Integrated Risk Management Group (current)

End

Personal History

Name	James Mudie
Date of Birth	January 8, 1969
Education	1989 Bachelor of Arts , University of Queensland, Australia
	1994 Bachelor of Laws, University of Queensland, Australia
	2001 Master, Applied Finance, Macquarie University, Australia

Career Summary

September 1995	**Westpac Banking Corporation (Sydney)**
	Dealer, Asset Distribution
January 1999	**Westpac Securities Japan (Tokyo)**
	Manager, Capital Markets
March 2001	**Shinsei Bank, Limited**
	General Manager, Markets Division
April 2005	**Aozora Bank, Ltd.**
	Structured Credit & Investment Division
May 2005	Head of Special Finance Group
September 2005	General Manager of Structured Credit & Investment Division and General Manager of Real Estate Finance Division
April 2006	Structured Credit & Investment Division
April 2007	Structured Credit Division
May 2007	Senior Managing Executive Officer Head of Global Investment Group, concurrently serving as General Manager of Global Investment Division (current)

End

Personal History

Name	Hiromi Watanabe	
Date of Birth	April 19, 1961	
Education	March 1984	BA in Economics, Tokyo University
	June 1991	MA in Economics, University of Cambridge

Career Summary

April,1984	The Nippon Credit Bank, Ltd. (changed name to Aozora Bank, Ltd. in January 2001)
April 2003	General Manager of Credit Administration Division
April 2004	General Manager of Credit Division
June 2004	Senior General Manager, General Manager of Credit Division
September 2005	Executive Officer and General Manager of Credit Examination Division
May 2007	Senior Managing Executive Officer and Chief Credit Risk Officer (current)

End

Personal History

Name	Ryoichi Kawai
Date of Birth	June 30, 1950
Education	March 1974BA in Economics, Kyoto University
	June 1978 MBA, University of Michigan

Career Summary

April 1974	The Nippon Fudosan Bank, Limited (changed name to The Nippon Credit Bank, Ltd. in October 1977, and to Aozora Bank, Ltd. in January 2001) Osaka Branch
June 1990	Deputy General Manager, Capital Markets Division
June 1995	General Manager, Investment Division
April 1998	General Manager, Financial Markets Division
June 1998	Executive Officer and General Manager, Financial Markets Division
July 1999	Executive Officer and General Manager, Financial Institutions Division I
December 2002	Executive Officer & General Manager, Systems Planning Division
June 2005	Executive Officer & General Manager, Risk Management Division
May 2007	Managing Executive Officer & General Manager of Operational Risk Management Division (current)

Career in Overseas

October 1981 – September 1985	Nippon Credit International Ltd. (Hong Kong)
February 1986 – June 1990	Deputy General Manager, Nippon Credit International Ltd. (London)
February 1993 – June 1995	General Manager, Nippon Credit (Schweiz) AG

End

Exhibit A-3

NEWS RELEASE

Organizational Changes

TOKYO, May 10, 2007 – Aozora Bank, Ltd., a leading Japanese commercial bank, today announced the following reorganization for the purpose of strengthening & enhancing the Integrated Risk Management Structure, effective as of today.

1. Establishment of the position of Head of Integrated Risk Management Group (IRMG)
   Senior Managing Executive Officer, to be appointed as Head of IRMG, will be in charge of the newly established Divisions & the Business Groups described below, for the purpose of strengthening the Integrated Risk Management Structure based on consistent and unified risk measurements.

2. Establishment of the Integrated Risk Management Division
   To be established as a new Division focusing on strengthening & advancing the integrated risk management function for credit risk, market risk, operational risk, etc.

3. Establishment of the Operational Risk Management Division
   To be established as a new Division responsible for Operational Risk Management.

4. Establishment of Chief Market Risk Officer (CMRO) Group
   Chief Risk Officer (CRO) Group is restructured to be Chief Market Risk Officer (CMRO) Group in order to clarify its functions, which is mainly responsible for Market Risk Management.
   Risk Management Division is to be reorganized as the Market Risk Management Division.

5. Establishment of Chief Credit Risk Officer (CCRO) Group
   Chief Credit Officer (CCO) Group, which is mainly responsible for credit transaction analysis & credit risk management, is to be re-named as Chief Credit Risk Officer (CCRO) Group.

Attachment: Organization Chart (effective May 10, 2007)

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

----ENDS---

Organization Chart


Corporate Auditors
Board of Corporate Auditors
Office of Corporate Auditors
Board of Directors
OCE
Office of Chief Executive
Chairman
President
General Counsel
Legal & Compliance Div.
Office of Corporate Secretary
Human Resources Div.
Credit Examination Div.
Internal Audit Div.
CFO
CTO
CMRO
CCRO
Retail Products & Marketing Div.
Loan Center
Marketing Div.
Real Estate Finance Div.
Private Equity Div.
Treasury Div.
Financial Control Div.
Credit Div. I
Credit Div. II
Workout Div.

Exhibit A-4

NEWS RELEASE

Aozora Bank Launches Shanghai Representative Office

TOKYO, May 10, 2007 – Aozora Bank, Ltd. ("Aozora Bank"), a leading Japanese commercial bank, today announced the launch of a Representative Office in Shanghai, the Bank's first presence in China.

The new representative office will open on May 15, 2007. It will initially serve as a base for information-gathering and research activities.

The opening of the Shanghai office brings Aozora's network of overseas representative offices to five. It is the second new international office following New York since the Bank re-launched under the Aozora name. The Bank also has similar presences in Seoul, Singapore and Jakarta.

The launch of a representative office in Shanghai will enable Aozora Bank to initiate active contacts and information exchanges with regulatory authorities and companies based in China to help the Bank better respond to customer needs.

<Shanghai Representative Office>

Registered Name:	Aozora Bank, Ltd. Shanghai Representative Office
Place:	Unit 3559, CITIC Square, 1168 Nanjing Road West, Shanghai 200041, China
Representative:	Masakazu Arai
Contact:	Tel: 86-21-5117-8952, Fax: 86-21-5117-8953

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

—ENDS—

Exhibit A-5

May 1, 2007

Personnel Change in the Director and Executive Officer

1. Appointment [as of May 1, 2007]

Managing Executive Officer	Kenji Fujii

2. Additional Assignment [as of May 1, 2007]

Executive Officer Deputy Head of Investment Banking Group, concurrently serving for Corporate Development Division	Shigeyuki Tsuchida	(Executive Officer concurrently serving for Corporate Development Division)

End

Personal History

Name	**Kenji Fujii**	
Date of Birth	June 15, 1958	
Education	March 1981	BA, Economics, University of Tokyo
	May 1987	MBA, Wharton School, University of Pennsylvania

Career Summary

April 1981	**The Long-Term Credit Bank of Japan, Ltd.** (Current Shinsei Bank, Limited) Ikebukuro Branch
October 1991	Associate Director, LTCB International (London)
July 1995	Executive Director, LTCB International (London)
December 1997	Deputy General Manager, Investment Banking Planning Department
August 1998	**Sanwa Securities Company, Limited** General Manager, Risk Management Department
October 2000	**The Sanwa Bank, Ltd.** Deputy General Manager, Risk Management Department
April 2001	**UFJ Holdings, Inc.** Deputy General Manager, Risk Management Department
July 2003	**UFJ Holdings, Inc.** (and concurrently) **UFJ Bank, Ltd.** Deputy General Manager, Risk Management Department
July 2004	**UFJ Holdings, Inc.** (and concurrently) **UFJ Bank, Ltd.** General Manager, Risk Management Department
January 2006	**Mitsubishi UFJ Financial Group, Inc.** General Manager, Basel 2 Implementation Office, Corporate Risk Management Division
May 2007	**Aozora Bank, Ltd.** Managing Executive Officer

End

Exhibit A-6

April 26, 2007

Personnel Change in the Director

1. Appointment [as of June 27, 2007]

Director	Hiroshi Amemiya
Director	Shunsuke Takeda

All of the above is to be officially approved at the 74th FY Ordinary General Meeting of Shareholders to be held on June 27, 2007.

2. Retirement [as of June 27, 2007]

Director	Yoshihiko Miyauchi
Director	Yoichiro Iwama

(end)

Personal History

Name	Hiroshi Amemiya
Date of Birth	October 2, 1950
Education	March, 1973 Graduated from Hitotsubashi University B.A. in Law

Career Summary

April, 1973	Joined The Tokio Marine and Fire Insurance Co., Ltd. (current Tokio Marine and Nichido Fire Insurance Co., Ltd.)
June, 1998	General Manager, Production Dept.Ⅲ, Nagoya Branch
July, 1998	General Manager, Nagoya Production Dept.Ⅲ, Tokai Division
June, 2002	Director and General Manager, Nagoya Production Dept.Ⅲ, Tokai Division
June, 2003	Director and General Manager, Corporate Planning Dept.
June, 2005	Member of the Board, Managing Director of Tokio Marine & Nichido Fire Insurance Co., Ltd. (present) Member of the Board, Director of Millea Holdings, Inc. (present)

Personal History

Name	Shunsuke Takeda
Date of Birth	September 30, 1941
Education	March, 1965 Graduated from University of Tokyo, Bachelor of Law

Career Summary

April, 1965	Joined the Nippon Kangyo Bank, Ltd.
September, 1968	Joined Orient Leasing Co., Ltd. (current ORIX Corporation)
March, 1989	GM of International Capital Markets Department
November, 1990	GM of International Administration Department and International Account Services Department
September, 1992	GM of Treasury Department
June, 1993	Director and GM of Treasury Department
May, 1997	Managing Director and Chief Financial Officer (CFO)
June, 1998	CFO Member of the Board
June, 1999	Corporate Executive Vice President CFO Member of the Board
April, 2000	Deputy President and CFO Member of the Board
June, 2003	Director, Deputy President and CFO
February, 2005	Director, Vice Chairman and CFO (present)

Exhibit A-7

NEWS RELEASE

Aozora Bank Launches Corporate Rehabilitation Fund with Regional Japanese Lender The San-in Godo Bank

TOKYO, April 11, 2007 – Aozora Bank, Ltd., a leading Japanese commercial bank, today announced the launch of a new corporate rehabilitation fund with The San-in Godo Bank, Ltd., dedicated to assisting small and medium-sized businesses based in Japan's regional markets.

This initiative marks a significant step in Aozora's medium-term growth strategy of partnering with Japanese regional lenders in the area of corporate rehabilitation. Leveraging the core competences of both partners, Aozora believes the launch of such funds will lead to new business opportunities for the Bank. San-in Godo Bank, is a major regional lender based in Shimane Prefecture in Western Japan. The bank is listed on the First Section of the Tokyo Stock Exchange (TSE code: 8381).

Beyond the prospect of new business, Aozora also views the "San-in Fund" as an opportunity to facilitate the speedy recovery of small and medium-sized enterprises struggling with over-indebtedness and make a contribution to the revitalization of Japan's regional economies. Under the partnership, Aozora and San-in Godo will pool their collective expertise in corporate rehabilitation to actively support fast-track financial recovery plans for borrowers.

Fund Overview

(1) Fund name	San-in Recovery Fund
(2) Target investments	Loans to small and medium-sized enterprises in San-in region.
(3) Investor	Aozora Bank (100%)
(4) Servicer, Advisor	San-in Loan Services will manage recovery procedures and claims. Aozora Loan Services will provide advisory services.
(5) Fund structure	*See the appended diagram on the page following


Customers
The San-in Godo Bank, Ltd.
Staff
Credits
Recovery supports
management
collections
Obligor
Obligor
Obligor
Obligor
Obligor
Obligor
San-in Servicer
Buyer
San-in
Recovery
Fund
TK investment
Aozora
Bank, Ltd.
Agreements
(memoranda)
Aozora Loan Services Co., Ltd.

Exhibit A-8

Aozora Bank, Ltd.
March 30, 2007

NEWS RELEASE

Personnel Change in the Director and Executive Officer

1. Appointment [as of April 1, 2007]

Senior Managing Executive Officer	Hiroshi Nishihara	
Executive Officer concurrently serving as a member of Corporate Development Division	Shigeyuki Tsuchida	

2. Promotion [as of April 1, 2007]

Position	Name	Previous
Senior Managing Executive Officer concurrently serving as General Manager of Capital Markets Division	Shinsuke Baba	(Executive Officer concurrently serving as General Manager of Capital Markets Division)

3. Transfer [as of April 1, 2007]

Position	Name	Previous
Director	Lee Millstein	(Director and Senior Managing Executive Officer)
Senior Managing Executive Officer concurrently serving as General Manager of Global Investment Division	Federico J. Sacasa	(Senior Managing Executive Officer)

4. Resignation [as of March 31, 2007]

Senior Managing Executive Officer	William Chute

End

Personal History

Name	Hiroshi Nishihara
Date of Birth	November 24, 1951
Education	March 1976 Bachelor of Engineering, Kyoto University

Career Summary

April 1976	**Mitsui Bank Co., Ltd.**
	(Current Sumitomo Mitsui Banking Corporation)
April 1986	LIFFE Project Member
	TIFFE Project Member
November 1988	Sakura Global Capital (New York)
April 1996	**Sakura Bank Co., Ltd.**
	System Division Project Leader
July 1999	Manager, Clearing Business Department, Financial Product Planning Division
April 2001	**Sumitomo Mitsui Banking Corporation**
April 2001	General Manager, EC Business Division and Net Business Planning Division
August 2006	**AEON Financial Project Co., Ltd.**
	General Manager, Information Systems & Operations
April 2007	**Aozora Bank, Ltd.**
	Senior Managing Executive Officer, CTO

End

Personal History

Name	Shigeyuki Tsuchida
Date of Birth	September 3, 1962
Education	March 1986 BA in Law, Waseda University

Career Summary

	The Long-term Credit Bank of Japan Co., Ltd.
	(Current Shinsei Bank, Limited)
April 1986	Ueno Branch
August 1988	Fukuoka Branch
February 1991	Corporate Business Div-6
April 1995	Manager, Planning Group, Treasury Division
October 1998	Deputy General Manager,
Jun 2001	Deputy General Manager, Structured Finance Division
	The Norinchukin Bank
November 2001	Manager, Credit & Alternative Investment Division
January 2002	Manager, Credit & Alternative Investment Division
January 2003	Chief Investment Officer of Credit & Alternative Investment Division,
	Aozora Bank, Ltd.
April 2007	Executive Officer

End

Personal History

Name	Shinsuke Baba
Date of Birth	August 23, 1954
Education	March, 1977 BA in Economics, Tokyo University

Career Summary

April, 1977	Joined The Nippon Credit Bank, Ltd. (changed name to Aozora Bank, Ltd. in January 2001)
August, 2000	General Manager of Cross Border Business Division
April, 2001	General Manager of Investment Banking Division
April, 2003	General Manager of Structured Credit and Investment Division
June, 2004	Senior General Manager, General Manager of Structured Credit and Investment Division
September 2005	Executive Officer, Head of Corporate Banking Group
May 2006	Executive Officer, Head of Corporate Banking Group and concurrently General Manager of Capital Markets Division
April 2007	Senior Managing Executive Officer, Head of Investment Banking Group, concurrently Acting Head of Corporate Banking Group and concurrently General Manager of Capital Markets Division

End

Exhibit A-9

NEWS RELEASE

Organizational Changes

TOKYO, March 30, 2007 – Aozora Bank, Ltd., a leading Japanese commercial bank, today announced the following reorganization of its Corporate & Investment Banking Group, effective as of April 1, 2007.

1. The Corporate & Investment Banking Group (CIBG) is to be divided into the Corporate Banking Group (CBG) and the Investment Banking Group (IBG)
   The Marketing Force (under the Chief Marketing Officer) is to be integrated into the CBG, as these groups are strongly related in terms of developing potential customers. The Private Equity Division is to become a part of the IBG.

2. Establishment of the Senior Relationship Banking Group (SRBG)
   A senior level officer is to provide support for the newly established CIBG in the form of relationship management and business development as part of its marketing activities.

3. Establishment of Global Investment Group (GIG)
   To be established as a new business group in response to expanding global base loan and investment transactions, structured credit & investment, and the credit trading business and activities of overseas subsidiaries. This group is to be responsible for supervising overseas loans and investment.

4. Establishment of the position 'Head of the (new) Corporate and Investment Banking Group'
   A Senior Managing Executive Officer is to be appointed as Head of the (new) CIBG, and will be responsible for the CBG, IBG, SRBG and GIG, in order to enhance the synergy between these groups.

Attachment: Organization Chart (effective April 1, 2007)

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

----ENDS---

Exhibit A-10

Aozora Bank, Ltd.

Aozora Bank raised Short Term Prime Rate

Tokyo (March 16, 2007) – Aozora Bank, Ltd. ("Aozora Bank") today announced that it changed Short Term Prime Rate as follows:

1. Short-Term Prime Rate

New Rate After Change	Before Change
2.00% per annum	1.75% per annum

2. Effective Date

On or after Monday, March 26, 2007

3. New Rate Application Method

Applies to new lending, roll-over, and interest payment of short term loans on or after the effective date.

Exhibit A-11

Aozora BankLtd.
February 22,2007

NEWS RELEASE

Personnel Change in the Director and Executive Officer

1. Promotion [as of February 22, 2007]

Chairman and Chief Executive Officer (CEO)	Kimikazu Noumi	(Vice Chairman)

2. Resignation [as of February 22, 2007]

Chairman and Chief Executive Officer (CEO)	Michael E. Rossi

3. Retirement [as of June 2007]

President and Chief Operating Officer (COO)	Hirokazu Mizukami

4. Appointment [as of February 22, 2007]

Senior Managing Executive Officer (Office of Chief Executive)	Federico J. Sacasa

Aozora Bank is planning to nominate him as President and COO in June 2007, subject to the resolution of Shareholders Meeting and Board of Directors Meeting.

Aozora Bank Chairman and CEO Kimikazu Noumi commented, "Mr. Rossi and Mr. Mizukami have established and enhanced Aozora's business foundation for three years. We are committed to further develop the foundation. "

Also, Noumi commented, "Mr. Sacasa brings a wealth of experience to the Aozora top management team in the corporate and commercial banking field. He comes to Aozora building on an impeccable banking career over 30 years in the Americas, Europe and global markets at senior levels."

End

NEWS RELEASE

Aozora appoints Federico J. Sacasa as Senior Managing Executive Officer

TOKYO February 22, 2007 – Aozora Bank, Ltd., a leading Japanese commercial bank, today announced the appointment of Mr. Federico J. Sacasa as Senior Managing Executive Officer in the Office of the Chief Executive (OCE). His appointment is scheduled to be effective from today. He will be based at Aozora's head office in central Tokyo. Also, Aozora Bank is planning to nominate him as President and COO in June 2007, subject to the resolution of Shareholders Meeting and Board of Directors Meeting.

Mr. Sacasa, a Nicaraguan citizen, brings more than 25 years of international banking experience to Aozora. His leadership abilities and expertise in corporate investment banking, credit risk management and financial planning are a significant addition to the Bank's management team.

A veteran international banker, Mr. Sacasa served in a range of executive management positions at Bank of America between 1988 and 2001, most recently as President & Executive Officer of corporate and investment bank operations for Latin America & the Caribbean. During his time at Bank of America, assignments included positions in San Francisco, London and Miami. Previously, Mr. Sacasa worked at Banco de Credito Del Peru and Wells Fargo Bank.

Directly prior to joining Aozora, Mr. Sacasa served as President & CEO of Caribbean-Central American Action (CCAA), a private independent trade association based in Washington DC that promotes economic development in these regions.

Aozora Bank Chairman and CEO Kimikazu Noumi commented "Federico brings a wealth of experience to the Aozora top management team in the corporate and commercial banking field. He comes to Aozora building on an impeccable banking career over 30 years in the Americas, Europe and global markets at senior levels."

Mr. Sacasa earned a Master's Degree in Business Administration (MBA) from the American University in Washington DC and a Bachelor of Science in Foreign Service from Georgetown University. He is currently 56 years old.

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

—END—

Personal History

Name: Kimikazu Noumi

Date of Birth October 24, 1945

Education March 1969BA in Agricultural Economics,
Tokyo University

Career Summary

April 1969	The Norinchukin Bank
July 1988	General Manager, Akita Branch
June 1990	Deputy Manager, International Finance Division
June 1993	General Manager, New York Branch
July 1995	General Manager, International Finance Division
June 1997	General Manager, Treasury Securities Division
July 1998	General Manager, Securities Investment Division
June 1999	Managing Director
June 2002	Senior Managing Director
June 2004	President, Norinchukin Zenkyoren Asset Management Co., Ltd.
June 2006	Vice Chairman, Aozora Bank, Ltd.
February 2007	Chairman & Chief Executive Officer (CEO), Aozora Bank, Ltd.

End

Personal History

Name	Federico J. Sacasa
Date of Birth	January 31, 1951
Education	1972 BSc in Foreign Service (International Economics), School of Foreign Service, Georgetown University
	1975 MBA (Finance), American University

Career Summary

1972-1973	Banco Nacional de Nicaragua
1975-1982	Wells Fargo Bank
1975-1978	International Banking Officer, Latin America & Caribbean Division
1978-1980	Vice President & Representative, Southern Cone, Latin America & Caribbean Division
1980-1982	Vice President & Manager, Credit Administration, Corporate/Int'l Banking Groups
1982	Vice President & Senior Credit Officer, Latin America & Caribbean Division
1982-1988	Banco de Credito del Peru
1982-1984	Senior Vice President & General Manager, Development Division
1984-1986	Senior Vice President & General Manager, Offshore Banking Units Division
1986-1988	Executive Vice President & Executive Officer, Atlantic Security Bank
1988-2001	Bank of America
1988-1990	Executive VP & Executive Officer, Latin America & Caribbean, World Banking Group
1990-1991	Executive VP & Chief of Staff, United States Division
1991-1993	Executive VP & Head, Relationship Management, Europe, M.E. & Africa Division
1993-1997	Group Executive VP & Executive Officer, International Trade Bank
1997-1998	Group Executive VP & Head, Sales, Product & Marketing, Global Treasury Service Group
1998-2001	President & Executive Officer, Latin America & Car., Global Corp. & Investment Bank
2002-2006	Caribbean Central American Action-CCAA
2002-2005	Executive Director
2005-2006	President & CEO
February 2007	Senior Managing Executive Officer, Aozora Bank, Ltd.

End

Exhibit B

Financial Information

Exhibit B-1

May 15, 2007
Aozora Bank, Ltd.

Summary of Financial Results for FY 2006

I. Summary of Consolidated Revenues and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Consolidated) (Unit: million yen)

	FY 2006		FY 2005		Comparison	
		1st Half		1st Half		1st Half
Net revenue	114,398	58,077	114,200	53,611	198	4,466
Net interest income	44,883	21,705	53,001	26,955	(8,118)	(5,250)
Net fees and commissions	16,035	7,831	15,832	6,603	203	1,228
Net trading revenues	5,452	3,149	7,765	3,006	(2,313)	143
Net other operating income	48,026	25,391	37,600	17,045	10,426	8,346
General and administrative ("G&A") expenses	(52,795)	(26,308)	(49,404)	(24,614)	(3,391)	(1,694)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(year-on-year rate of change)	*-4.9%*	*9.6%*	*27.4%*	*25.8%*	-	-
Credit-related Expenses	(4,764)	*(3,149)*	(5,936)	(2,825)	1,172	(324)
Other income (loss)	5,566	*4,732*	2,580	(422)	2,986	5,154
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Extraordinary profits/losses	18,626	19,935	47,615	17,550	(28,989)	2,385
Reversal of reserve for possible loan losses	17,121	17,457	46,930	15,909	(29,809)	1,548
Income before income taxes	81,031	53,287	109,055	43,299	(28,024)	9,988
Income taxes	478	67	11,058	1,598	(10,580)	(1,531)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(year-on-year rate of change)	*-32.1%*	*18.8%*	*33.6%*	*33.8%*	-	-
Ratio of non-interest income to net revenue	60.8%	62.6%	53.6%	49.7%	7.2%	12.9%
Ratio of G&A expenses to net revenue	46.2%	45.3%	43.3%	45.9%	2.9%	-0.6%
Credit-related expenses	12,357	14,308	40,994	13,083	(28,637)	1,225

(For reference) Summary of Non-consolidated Revenues and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Non-consolidated) (Unit: million yen)

	FY 2006		FY 2005		Comparison	
		1st Half		1st Half		1st Half
Net revenue	107,697	54,372	108,248	50,853	(551)	3,519
Interest income	43,423	21,061	52,581	27,080	(9,158)	(6,019)
Net fees and commissions	12,588	6,166	13,541	5,475	(953)	691
Net trading revenues	5,428	3,149	7,765	3,006	(2,337)	143
Net other operating income	46,256	23,995	34,359	15,291	11,897	8,704
General and administrative ("G&A") expenses	(46,444)	(23,000)	(44,046)	(21,474)	(2,398)	(1,526)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(year-on-year rate of change)	*-4.6%*	6.8%	*29.2%*	*25.5%*	-	-
Write-off/disposal of loans	(3,807)	(2,933)	(4,971)	(2,302)	1,164	(631)
Other income/losses	4,515	4,022	1,499	(1,030)	3,016	5,052
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Extraordinary profits/losses	18,874	20,100	47,446	17,232	(28,572)	2,868
Reversal of reserve for possible loan losses	17,390	17,663	46,943	15,565	(29,553)	2,098
Income before income taxes	80,835	52,561	108,175	43,278	(27,340)	9,283
Income taxes	1,333	547	11,744	1,923	(10,411)	(1,376)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(year-on-year rate of change)	*-31.5%*	17.5%	*38.1%*	*43.6%*	-	-

Ratio of non-interest income to net revenue	59.7%	61.3%	51.4%	46.7%	8.3%	14.6%
Ratio of G&A expenses to net revenue	43.1%	42.3%	40.7%	42.2%	2.4%	0.1%
Credit-related expenses	13,582	14,730	41,808	13,251	(28,226)	1,479

II. Summary of Consolidated Balance Sheets

(Unit: 100 million yen)

	Mar. 31, 2007	Mar. 31, 2006	Increase (Decrease)	(reference) Sep. 30, 2006
Cash and due from banks	1,324	3,659	(2,335)	1,059
Trading assets	675	939	(264)	746
Securities	19,189	16,282	2,907	18,185
Loan and bills discounted	36,846	31,363	5,483	34,893
Other	8,031	8,534	(503)	10,129
Reserve for possible loan losses	(626)	(817)	191	(624)
Total assets	65,440	59,959	5,480	64,388
Deposits & Negotiable certificates of deposit	32,339	31,963	376	33,213
Debentures	14,505	10,603	3,902	12,325
Call money & Bills sold	3,132	3,845	(713)	3,294
Payables under repurchase agreements	337	498	(161)	423
Trading liabilities	645	1,049	(404)	763
Other	6,556	4,760	1,796	6,741
Total liabilities	57,515	52,719	4,796	56,760
Minority interest in consolidated subsidiaries	-	7	(7)	—
Capital stock & Capital surplus	4,531	4,531	-	4,531
Retained earnings	3,464	2,709	755	3,183
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(68)	(7)	(61)	(74)
Deferred gains (losses) on hedging instruments, net of taxes	(24)	-	(24)	(23)
Foreign currency transaction adjustments	14	5	9	1
Minority interest in consolidated subsidiaries	7	-	7	6
Total net assets/ stockholders' equity	7,925	7,234	691	7,628
Total liabilities and net assets	65,440	59,959	5,480	64,388

(Note) "Total liabilities and net assets" as of Mar. 31, 2006 shows the sum of "total liabilities", "minority interests in consolidated subsidiaries" and "stockholders' equity."

III. BIS Capital Adequacy Ratio (Consolidated, Domestic Standards)

Unit: JPY 100 millions

		Mar. 31, 2007	Mar. 31, 2006	(reference) Sep. 30, 2006
Regulatory Capital	A	7,157	7,313	7,741
(Tier 1)	B	7,897	7,180	7,652
(Deferred Tax Assets)		292	276	280
Risk-weighted Assets	C	44,784	37,550	41,293
[illegible]		[illegible]	[illegible]	[illegible]
Tier 1 Ratio	B/C	17.63%	19.12%	18.52%

Note) Figures of Mar. 31, 2007 are calculated under Basel II

Figures of Mar. 31, 2006 and September 30, 2006 are calculated under Basel I

IV. Disclosed Claims under the Financial Reconstruction Law ("FRL Credit")

(Non-consolidated) (Unit: 100 million yen, %)

	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Sep. 30, 2006	Mar. 31, 2007	Change from Mar. 31, 2006
Bankrupt and Similar Credit	178	54	6	38	4	(2)
Doubtful Credit	590	841	183	150	292	109
Special Attention Credit	119	89	22	40	34	12
Total Credit ②	29,961	26,226	30,489	32,714	34,035	3,546
Non-secured portion of FRL Credit ③	48	17	8	20	11	2
Coverage ratio by collaterals, guarantees and reserve (①-③)/①	94.6%	98.3%	96.0%	91.1%	96.8%	0.8%

(Consolidated) (Unit: 100 million yen)

V. Reserve Provision Ratio and Coverage Ratio (Non-consolidated)

Mar. 31, 2007	Reserve provision ratio		Coverage ratio by collaterals, guarantees and reserve
Normal	for credit total	0.8%	–
Need attention others	for credit total	3.3%	–
Special attention	for non-secured portion	66.4%	73.6%
In danger of bankruptcy	for non-secured portion	97.3%	99.5%
De facto bankrupt and legally bankrupt		–	100.0%

VI. Projection for the FY 2007

(Consolidated) (Unit: 100 million yen)

	FY 2007 Year End Projection	FY 2006 Year End Actual	Difference (%)
Operating income	2,290	1,975	15.9%
Net revenue	1,260	1,144	10.1%
Business profits	690	616	12.0%
Operating profits	665	624	6.6%
Net income	845	815	3.7%

(Non-consolidated) Unit: JPY 100 millions

	FY 2007 Year End Projection	FY 2006 Year End Actual	Difference (%)
Operating income	2,130	1,881	13.2%
Business profit before general loan-loss reserve	600	613	-2.0%
Operating profits	570	620	-8.0%
Net income	760	822	-7.5%

Ⅶ. Core Earning Growth

Ⅶ-1 Core Consolidated Net Revenue (Without taking account of amortization of deferred income on macro hedge)

The core consolidated net revenue is increasing at the annual rate of 12.8% (Mar05 - Mar08)


Core Net Revenue
Macro hedge income
(Unit: 100 million yen)
1,400
1,200
1,000
800
600
400
200
0
972
94
877
1,142
84
1,058
1,144
1,144
1,260
1,260
Mar05 Actual
Mar06 Actual
Mar07 Actual
Mar08 Projection

Ⅶ-2 Core Consolidated Net Income
(Without taking account of amortization of deferred income on macro hedge, credit-related expenses, and deferred income taxes)

The Core Consolidated Net Income is increasing at the annual rate of 9.8% (Mar05 - Mar08)


Core Net Income
Macro hedge income
Credit-related expenses
Deferred income taxes
(Unit: 100 million yen)
1,400
1,200
1,000
800
600
400
200
0
8
899
94
260
536
1,201
122
84
410
586
16
815
124
676
845
170
35
710
Mar05 Actual
Mar06 Actual
Mar07 Actual
Mar08 Projection

Exhibit B-2

Aozora Bank, Ltd.

Consolidated Balance Sheet as of March 31, 2007

(Unit: million yen)

(Assets)		(Liabilities)	
Cash and due from banks	132,433	Deposits	2,330,925
Call loans and bills bought	178,826	Negotiable certificates of deposit	902,980
Receivables under securities borrowing transactions	281,914	Debentures	1,450,525
Monetary claims bought	125,074	Call money and bills sold	313,213
Trading assets	67,519	Payables under repurchase agreements	33,734
Money held in trust	9,213	Payables under securities lending transactions	146,248
Securities	1,918,895	Trading liabilities	64,506
Loans and bills discounted	3,684,601	Borrowed money	223,815
Foreign exchanges	8,583	Foreign exchanges	1
Other assets	95,354	Bonds and notes	99,467
Tangible fixed assets	24,830	Other liabilities	128,081
Buildings	12,048	Reserve for employees' bonus	4,223
Land	9,796	Reserve for employee retirement benefits	16,798
Other tangible fixed assets	2,985	Reserve for credit losses on off-balance-sheet instruments	1,372
Intangible fixed assets	14,186	Acceptances and guarantees	35,621
Software	14,083	Total liabilities	5,751,514
Other intangible fixed assets	103	(Net assets)	
Deferred issuance cost for debentures	340	Capital stock	419,781
Deferred tax assets	29,169	Capital surplus	33,333
Customers' liabilities for acceptances and guarantees	35,621	Retained earnings	346,410
Reserve for possible loan losses	(62571)	Treasury stock	(0)
		Total owners' equity	799524
		Net unrealized gains (losses) on available-for-sale securities, net of taxes	(6774)
		Net deferred gains (losses) on hedging instruments, net of taxes	(2378)
		Foreign currency translation adjustments	1392
		Total valuation and translation adjustments	(7760)
		Minority interests	717
		Total net assets	792,480
Total assets	6,543,994	Total liabilities and net assets	6,543,994

Aozora Bank, Ltd.

Consolidated Statement of Income

(For the year ended March 31, 2007)

(Unit: million yen)

Operating income		197,545
Interest income	110,423	
Interest on loans and discounts	76,458	
Interest and dividends on securities	25,120	
Interest on call loans and bills bought	420	
Interest on receivables under securities borrowing transactions	829	
Interest on deposits with banks	2,685	
Other interest income	4,909	
Fees and commissions	17,834	
Trading income	5,452	
Other operating income	54,030	
Other income	9,804	
Operating expenses		135,140
Interest expenses	65,539	
Interest on deposits	12,350	
Interest on negotiable certificates of deposit	3,124	
Interest on debentures	8,367	
Interest on call money and bills sold	6,933	
Interest on payables under repurchase agreements	2,166	
Interest on payables under securities lending transactions	7,837	
Interest on borrowings and rediscount	843	
Interest on notes	1,540	
Other interest expenses	22,375	
Fees and commissions	1,798	
Other operating expenses	6,004	
General and administrative expenses	52,795	
Other expenses	9,002	
Others	9,002	
Operating profits		62,405
Extraordinary profits		20,011
Gains on dispositions of fixed assets	0	
Reversal of reserve for possible loan losses	16,553	
Recoveries of written-off claims	522	
Reversal of reserve for credit losses on off-balance-sheet instruments	568	
Other extraordinary profits	2,366	
Extraordinary losses		1,384
Losses on dispositions of fixed assets	1,384	
Income before income taxes and others		81,031
Provision for income taxes and others		910
Deferred income taxes		(1,572)
Minority interests in net income		183
Net income		81,510

Consolidated Statement of Changes in Net Assets

(from April 1, 2006 to March 31, 2007)

(Unit: million yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of previous period	419,781	33,333	270,890	(0)	724,005
Changes of items during the period					
Dividends from surplus			(5,987)		(5,987)
Bonus paid to director			(3)		(3)
Net income			81,510		81,510
Treasury stock acquired during the period				(0)	(0)
Net changes of items other than owners' equity					
Total changes of items during the period			75,519	(0)	75,518
Balance at the end of the current period	419,781	33,333	346,410	(0)	799,524

	Valuation and translation adjustments				Minority interests	Net assets total
	Net unrealized gains(losses) on available-for-sale securities, net of taxes	Net deferred gains(losses) on hedging instruments, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the end of previous period	(683)		64	(619)	658	724,044
Changes of items during the period						
Dividends from surplus						(5,987)
Bonus paid to director						(3)
Net income						81,510
Treasury stock acquired during the period						(0)
Net changes of items other than owners' equity	(6,090)	(2,378)	1,327	(7,141)	58	(7,082)
Total changes of items during the period	(6,090)	(2,378)	1,327	(7,141)	58	68,435
Balance at the end of the current period	(6,774)	(2,378)	1,392	(7,760)	717	792,480

Consolidated Statement of Cash Flows

(For the year ended on March 31, 2007)

(Unit: million yen)

I Cash flows from operating activities:	
Income before income taxes and others for the period	81,031
Depreciation and amortization	3,843
Net change in reserve for possible loan losses	(19,115)
Net change in reserve for employees' bonuses	4,213
Net change in reserve for employee retirement benefits	466
Net change in reserve for credit losses on off-balance-sheet instruments	(568)
Interest income	(110,423)
Interest expenses	65,539
Gains on securities sold	(16,173)
Gains on money held in trust	(274)
Net exchange gains	(11,376)
Losses on disposal of fixed assets	1,384
Net change in trading assets	26,366
Net change in trading liabilities	(40,402)
Net change in loans and bills discounted	(547,168)
Net change in deposits	5,442
Net change in negotiable certificates of deposit	32,156
Net change in debentures	390,194
Net change in borrowed money (excluding subordinated debts)	138,629
Net change in due from banks (excluding due from Bank of Japan)	(32,696)
Net change in call loans and bills bought and others	(50)
Net change in receivables under securities borrowing transactions	18,455
Net change in call money and bills sold and others	(87,363)
Net change in payables under securities lending transactions	(60,406)
Net change in foreign exchanges (asset)	2,366
Net change in foreign exchanges (liability)	(0)
Net change in corporate bonds and notes	99,467
Interest received in cash	104,904
Interest paid in cash	(59,327)
Others, net	13,949
Sub-total	3,066
Payments of income taxes	(1,068)
Net cash provided by operating activities	1,997
II Cash flows from investing activities:	
Acquisition of investment securities	(5,041,397)
Sale of investment securities	866,634
Redemption of investment securities	3,926,389
Increase in money held in trust	(37,788)
Decrease in money held in trust	35,154
Acquisition of tangible fixed assets	(4,299)
Acquisition of intangible fixed assets	(8,198)
Sale of tangible fixed assets	178
Sale of intangible fixed assets	1,106
Net cash used in investing activities	(262,219)
III Cash flows from financing activities:	
Dividends paid	(5,987)
Dividends paid to the minority stockholders	(123)
Acquisition of treasury stock	(0)
Net cash used in financing activities	(6,111)
IV Net change in cash and cash equivalents	(266,333)
V Cash and cash equivalents at the beginning of the period	304,527
VI Cash and cash equivalents at the end of the period	38,194

Exhibit B-3

Non-Consolidated Balance Sheet as of March 31, 2007

(Unit: millions yen)

(Assets)		(Liabilities)	
Cash and due from banks	97,505	Deposits	2,349,165
Cash	9,570	Current deposits	55,716
Due from banks	87,935	Ordinary deposits	285,378
Call loans	178,826	Deposits at notice	14,582
Receivables under securities borrowing transactions	281,914	Time deposits	1,971,248
Monetary claims bought	84,056	Other deposits	22,241
Trading assets	67,519	Negotiable certificates of deposit	902,980
Trading securities	0	Debentures	1,454,525
Trading-related financial derivatives	67,518	Debentures	1,454,525
Money held in trust	9,203	Call money	313,213
Securities	2,332,881	Payables under repurchase agreements	33,734
Government bonds	1,022,737	Payables under securities lending transactio	146,248
Local government bonds	3,805	Trading liabilities	64,506
Corporate bonds	75,220	Derivatives of securities related to trading transactions	15
Stocks	50,797	Trading-related financial derivatives	64,490
Other securities	1,180,320	Borrowed money	223,700
Loans and bills discounted	3,362,528	Borrowed money	223,700
Bills discounted	4,739	Foreign exchanges	1
Loans on bills	207,262	Due to foreign banks (their accounts)	1
Loans on deeds	2,898,732	Bonds and notes	99,967
Overdrafts	251,793	Other liabilities	125,930
Foreign exchanges	8,583	Income taxes payable	566
Due from foreign banks (our accounts)	8,583	Accrued expenses	27,173
Other assets	96,287	Unearned income	2,273
Prepaid expenses	448	Derivatives other than for trading	27,575
Accrued income	15,979	Miscellaneous liabilities	68,341
Variation margins of future markets	28	Reserve for employees' bonus	3,348
Derivatives other than for trading	31,373	Reserve for employee retirement benefits	15,989
Deferred note issue cost	310	Reserve for credit losses on off-balance-sheet instruments	1,421
Miscellaneous assets	48,147	Acceptances and guarantees	35,621
Tangible fixed assets	22,776		
Buildings	11,968	Total liabilities	5,770,354
Land	9,153	(Net assets)	
Other tangible fixed assets	1,654	Capital stock	419,781
Intangible fixed assets	14,739	Capital surplus	33,333
Software	14,646	Capital surplus reserve	33,333
Other intangible fixed assets	92	Retained earnings	344,595
Deferred issuance cost for debentures	340	Earned surplus reserve	4,844
Deferred debenture issue cost	340	Other retained earnings	339,751
Deferred tax assets	28,382	Earned surplus brought forward	339,751
Customers' liabilities for acceptances and guara	35,621	Treasury stock	(0)
Reserve for possible loan losses	(62,275)	Total owners' equity	797,709
		Net unrealized gains (losses) on available-for-sale securities, net of taxes	(6,793)
		Net deferred gains(losses) on hedging instruments, net of taxes	(2,378)
		Total valuation and translation adjustments	(9,172)
		Total net assets	788,537
Total assets	6,558,891	Total liabilities and net assets	6,558,891

Non-Consolidated Statement of Income (for the year ended March 31, 2007)

(Unit: million yen)

Operating income		188,088
Interest income	108,855	
Interest on loans and discounts	57,736	
Interest and dividends on securities	43,038	
Interest on call loans	417	
Interest on receivable under securities borrowing transactions	829	
Interest on bills bought	3	
Interest on deposits with banks	1,921	
Interest on interest swaps	3,022	
Other interest income	1,886	
Fees and commissions	14,250	
Fees and commissions on domestic and foreign exchanges	205	
Other fees and commissions	14,044	
Trading income	5,428	
Income from trading securities and derivatives	0	
Income from securities and derivatives related to trading transactions	72	
Income from trading-related financial derivatives transactions	5,355	
Other operating income	51,442	
Gains on foreign exchange transactions	2,239	
Gains on sales of bonds	12,182	
Gains on redemption of bonds	386	
Income from derivatives other than for trading or hedging	465	
Others	36,167	
Other income	8,112	
Gains on sales of stocks and other securities	4,941	
Gains on money held in trust	274	
Others	2,896	
Operating expenses		126,128
Interest expenses	65,474	
Interest on deposits	12,362	
Interest on negotiable certificates of deposit	3,124	
Interest on debentures	8,393	
Interest on call money	6,917	
Interest on payables under repurchase agreements	2,166	
Interest on payables under securities lending transactions	7,837	
Interest on bills sold	15	
Interest on borrowings and rediscount	732	
Interest on notes	1,548	
Interest on interest swaps	22,331	
Other interest expenses	43	
Fees and commissions	1,661	
Fees and commissions on domestic and exchange transactions	76	
Other fees and commissions	1,585	
Other operating expenses	5,185	
Losses on sales of bonds	1,575	
Amortization of deferred debenture issue cost	290	
Amortization of deferred note issue cost	77	
Others	3,241	
General and administrative expenses	48,309	
Other expenses	5,496	
Write-off of loans	4,031	
Losses on sales of stocks and other securities	101	
Losses on devaluation of stocks and other securities	27	
Others	1,336	
Operating profits		61,960
Extraordinary profits		20,186
Reversal of reserve for possible loan losses	16,871	
Recoveries of written-off claims	429	
Reversal of reserve for credit losses on off-balance-sheet instruments	519	
Other extraordinary profits	2,366	
Extraordinary losses		1,311
Losses on dispositions of fixed assets	1,311	
Income before income taxes and others		80,835
Provision for income taxes and others		(73)
Deferred income taxes		(1,260)
Net income		82,168

Statement of Changes of Net Assets for FY 2006

(from April 1, 2006 to March 31, 2007)

(Unit: million yen)

	Owners' equity							
	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total owners' equity
		Capital surplus reserve	Total capital surplus	Earned surplus reserve	Other retained earnings	Total retained earnings		
					Earned surplus brought forward			
Balance at the end of previous period	419,781	33,333	33,333	3,646	264,768	268,415	(0)	721,529
Changes of items during the period								
Dividends from surplus				1,197	(7,185)	(5,987)		(5,987)
Net income					82,168	82,168		82,168
Treasury stock acquired during the period							(0)	(0)
Net changes of items other than owners' equity								
Total changes of items during the period				1,197	74,982	76,180	(0)	76,179
Balance at the end of the current period	419,781	33,333	33,333	4,844	339,751	344,595	(0)	797,709

(In millions of yen)

	Valuation and translation adjustments			Total net assets
	Net unrealized gains (losses) on AFS securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance at the end of previous period	(1,081)	0	(1,081)	720,447
Changes of items during the period				
Dividends from surplus				(5,987)
Net income				82,168
Treasury stock acquired during the period				(0)
Net changes of items other than owners' equity	(5,711)	(2,378)	(8,090)	(8,090)
Total changes of items during the period	(5,711)	(2,378)	(8,090)	68,089
Balance at the end of the current period	(6,793)	(2,378)	(9,172)	788,537

Exhibit C

IR Presentation

Exhibit C-1

AOZORA BANK, LTD.

FY2006 Financial Results

May 15th, 2007



006

Table of Contents


FY2006 Financial Results Outline


Databook

(Note) If not stated, all figures are on a consolidated basis.

File No. 82-35047

1. FY2006 Financial Highlights


AOZORA

■ Consolidated Net Operating Profit increased by 17.7%*

**After eliminating the impact of the macro hedge income*

■ Consolidated Loan book grew by 17.5%

<Core Net Revenue grew continuously>

- Consolidated Net Operating Profit increased by 1.6% from the same period the previous year (After eliminating the impact of the macro hedge income: 17.7% growth)
- Consolidated Net Revenue increased by 0.2% from the same period the previous years (After eliminating the impact of the macro hedge income: 8.1% growth)
  - Consolidated Non-Interest Income increased by 13.6% from the same period the previous year
- Continued loan growth and sustained high level in asset quality
  - Consolidated loan balance increased by JPY548.3 bil.(+17.5%) from the end of the previous fiscal year
  - Consolidated FRL ratio is 1.04%
  - Non-consolidated coverage ratio of reserve and collateral etc. stood at 96.8%, remaining at a very high level
- **High capital adequacy ratio:**
  - Consolidated Tier 1 ratio decreased by 1.49% to 17.63%
  - Consolidated capital adequacy ratio decreased by 3.49% to 15.98%

*Macro Hedge: This represents a swap position built up for hedging purposes (the "macro hedge" position) that was closed out in FY2002 based on the accounting standards at that time, realizing a gain 27.3 billion yen) recognized as income for accounting purposes over the subsequent 3years. For the twelve months ended March 31, 2006, 8.41 billion yen was recognized as net interest income. As this income did not result from risk positions or transactions in that period, the impact should be adjusted for comparison purposes. Macro hedge adjusted net interest incomes in referred to as "core net interest income."

File No. 82-35047


AOZORA

2. Earnings Review





- Diversified earnings basis contributes to strong growth in Core Net Revenue
- Sustained Core Net Interest Income and strong growth in Net Other Operating Income underpin the stability of Consolidated Net Revenue


Consolidated Net Revenue
(Unit : billion yen)
140
120
100
80
60
40
20
0
97.2
87.7
22.4
5.8
10.0
9.4
49.5
114.2
105.8
37.6
7.8
15.8
8.4
44.6
114.4
114.4
48.0
5.5
16.0
0.0
44.9
FY04
FY05
FY06
Net Revenue excluding Macro hedge
Net Other Operating Income
Net Trading Revenues
Net Fees and Commissions
Of which deferred gains on previous Macro-hedging charged to profit
Core Net Interest (Net Interest Income excl. Macro hedge)

AOZORA

3. Quarterly Comparisons in Net Revenue



35
30
25
20
15
10
5
0
30.3
2.0
3.5
0.0
1.9
11.8
26.1
7.8
0.3
4.7
0.0
1.8
11.4
29.8
6.7
2.3
5.3
1.3
1.7
12.4
FY06/Q3
FY06/Q4
FY05/Q4
Comparison with Q3 in FY2006
Comparison with Q4 in FY2005
Adjusted Net Other Operating Income *
Net Trading Revenues
Net Fees and Commissions
Macro hedge
Estimated Funding Costs on Fund Investments & TK
Core Net Interest (Net Interest Income excl. Macro hedge)
* Adjusted Net Other Operating Income : Net Other Operating Income — Estimated Funding Costs on Fund Investments & TK Investments

AOZORA

4. Net Interest Income

■ Increased Core Net Interest Income

<After eliminating the impact of macro hedge and adjustment of fund and TK funding cost>

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Adjusted Core Net Interest Income	50.49	49.28	52.79	+3.51	+7.1%

■ Consolidated loan balance is directly reflected in the growth of core net interest income

<Consolidated Loan Balance on Year-on-Year Basis>

■ Annual growth: +17.5% (JPY3,136.3 bil. ⇒ JPY3,684.6 bil.)


AOZORA

5. Yield

■ Yield on Total Investment was improved by 0.14% after eliminating the impact of the Macro hedge (8.4 billion yen in FY05 and nil in FY06)

Yield on Loans : Improved by 0.28% with the growth of overseas loans

Yield on Securities : Decreased by 0.14% mainly due to higher holdings of short-term JGB for liquidity buffer

■ Yield on Funding increased by 0.38% with the growth of foreign currency funding

The increment was 0.34% after the adjustment of funding costs on Fund Investments and TK Investments originally included in Interest Expenses (approx. 7.9 billion yen in FY06)

■ Net Interest Margin decreased by 0.42%

Decreased by 0.21% after adjustment of the impact of the Macro hedge and funding costs of non-interest bearing assets, mainly due to yield on Securities.

Yield spread between Loans and Funding decreased by 0.06%.

→Refer to Page 28

6. Breakdown of Fees and Commissions Breakdown of Net trading revenues

AOZORA

■ Fees and Commissions increased along with the majority of loan related items

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Net fees and commissions	10.04	15.83	16.04	+0.20	+1.3%
Fees and commissions received	10.88	17.15	17.83	+0.68	+4.0%
Loan business-related	5.89	10.10	11.69	+1.59	+15.7%
Securities-related and agency	2.40	3.69	3.21	-0.48	-12.9%
Other	0.03	3.37	2.94	-0.43	-12.8%
Fees and commissions paid	-0.84	-1.32	-1.80	-0.48	-36.3%

*Increases in expenses are shown as negative

■ Net trading revenue decreased by 29.8% reflecting lower demand and spread tightening on derivative products

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Net trading revenues	5.80	7.77	5.45	-2.31	-29.8%
Net income on trading-related financial derivatives transactions	5.49	8.18	5.36	-2.83	-34.6%
Net other trading income	0.00	-0.00	0.00	+0.01	N/A

*Increases in expenses are shown as negative

AOZORA

7. Breakdown of Net Other Operating Income

- Strong growth in Gains on bond transactions and sustained profit from Fund investments and TK investments drive 27.7% growth in Net Other Operating Income
- Achieved high growth rate even after the adjustment of Estimated Funding Costs on Fund Investments and TK Investments which were originally included in Net Interest Income

Consolidated

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Net Other Operating Income	**22.4**	**37.6**	**48.0**	**+10.4**	**+27.7%**
Gains/Losses on bond transactions	4.3	-1.0	11.0	+12.0	N/A
Others	18.1	38.6	37.0	-1.6	-4.1%
Profit from Overseas Fund Investments and Limited Partnerships (TK Investments)	10.8	31.6	32.0	+0.4	+1.2%
Others	7.4	7.0	5.0	-2.0	-28.2%
Estimated Funding Costs on Fund Investments & TK Investments	-1.0	-4.7	-7.9	-3.2	+68.8%
Adjusted Net Other Operating Income	**21.4**	**32.9**	**40.1**	**+7.2**	**+21.9%**

※ Refer to Page 29 for the details

8. OHR


AOZORA

- Earning efficiency improved continuously*

*After eliminating the impact of the macro hedge

- Ongoing investment in HR and IT


G&A
OHR
OHR (excluding deferred profit from macro-hedge)
(Unit: billion yen)
55
50
45
40
55.0%
50.0%
45.0%
40.0%
52.7%
47.6%
46.3
49.4
46.7
43.3
52.8
46.2%
FY04
FY05
FY06

AOZORA

9. Revenue by Business Group

- Corporate Banking and Investment Banking Group generate two thirds (67%) of Net Revenue as the Bank's key revenue driver
- Financial Markets Group Net Revenue represents 11.8 billion yen of Fund Investments profit

FY2006 Actual by Business Group (Consolidated, Managerial Accounting basis)

(Unit: billion yen)

	Net Revenue *		Business Profit	
	%		%	
Retail Banking	5.9%	**7.1**	-0.1%	**-0.1**
Corporate Banking	22.7%	**27.3**	16.5%	**10.5**
Investment Banking	44.5%	**53.5**	59.5%	**37.8**
Financial Institutions	5.4%	**6.5**	2.1%	**1.4**
Financial Markets	23.2%	**27.9**	25.1%	**15.9**
Others	-1.7%	**-2.0**	-2.8%	**-1.8**
Company Total	100.0%	**120.3**	100.0%	**63.5**

* Net Revenue + Other Income

AOZORA

10. Consolidated basis / Non-consolidated basis

Contribution of Consolidated Subsidiaries (Net Income)

(Unit: 100million yen)

Consolidated Net Income	815.10	Non-consolidated Net Income	821.68	Difference	-6.58

<Breakdown of the differences>

Aozora Investment Co., Ltd.	3.18	Aozora Loan Service Co., Ltd.	5.66	Aozora Trust Bank, Ltd.	1.82
Aozora Information Systems	0.48	Aozora Software Corporation	0.00	AZURE Funding	6.28
Aozora Asia Pacific Finance Limited	1.58	Aozora Investment Management Limited	-1.20	Azure Funding Europe S.A.	0.65
Aozora Securities Co., Ltd.	-1.78	GMAC*	-14.65	Consolidation Elimination	-8.62

* Investment gain from equity method affiliate

AOZORA

11. Loans 1/2

- Consistent double digit loan growth vs. flat industry growth (0.7% average for Japanese banks*) over the same period

Consolidated Loans Outstanding


(Unit: billion yen)
CAGR 24.4%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,655
3,136
3,489
3,685
2,006
2,227
2,384
2,403
473
628
855
982
176
281
250
300
End Sep. 05
End Mar. 06
End Sep. 06
End Mar. 07
Corporate Banking
Investment Banking
Others

* Based on publicly available information published by Japanese Bankers Association


AOZORA

11. Loans 2/2

Very high quality Assets

- Non-consolidated FRL ratio maintained at the low level of 0.96%
- High collateral and reserve coverage maintained at 96.8%

Non-consolidated


(billion yen)
4,000
3,000
2,000
1,000
0
100%
80%
60%
40%
20%
0%
88.2%
85.7%
94.6%
98.3%
96.0%
96.8%
14.19%
5.97%
2.95%
3.75%
0.68%
0.96%
End Mar. 02
End Mar. 03
End Mar. 04
End Mar. 05
End Mar. 06
End Mar. 07
Normal credit
FRL credit (Disclosed credit under the Financial Reconstruction Law)
Ratio of FRL credit to total
Ratio of coverage by reserves, collateral and guarantees to FRL credit

AOZORA

12. Securities Portfolio

■ Year-on-Year Comparison

JGB:	Liquidity reserve JPY +290.7 bil.
Mortgage:	Sell-off JPY -81.0 bil.
Fund Investment:	Sell-off JPY -46.8 bil.
ETF:	Reconstruction of Portfolio JPY +42.9 bil.
Investment Partnership:	Investment in NPL related investment JPY +16.8 bil.
Investment in GMAC:	3.2% stake in GMAC JPY +574.5 bil.

13. Fund Investments

AOZORA

■ Stable source of profit with higher return and lower volatility relative to HFRX Index

- **Posted negative return only once in May (-0.7%).**

→Refer to "FY2006 Monthly Return", Page 33

Our portfolio withstood market volatility and preserved capital.

- **Redeemed Macro and Equity L/S funds which had higher historical volatility and FoFs which attract higher risk weight under Basel II. Achieved the same level of risk return profile as FY2005 and significantly outperformed the HFRX Index.**

■ Comparison with HFRX Index

FY2006 Performance

	Aozora Portfolio	HFRX Index
Return	10.58%	6.91%
Vol	2.51%	3.61%
Sharpe	2.11	0.45

Risk Free Rate: 5.29%

FY2005 Performance

	Aozora Portfolio	HFRX Index
Return	10.60%	7.75%
Vol	2.48%	4.57%
Sharpe	2.66	0.82

Risk Free Rate: 4.00%

14. Deferred Tax (Non-consolidated basis)

■ Deferred Tax as of end-March, 2007 is 243.1 billion yen



(Unit: billion yen)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
316.5
Effective tax rate 40.69%
128.8
27.1
243.1
Effective tax rate 40.69%
98.9
28.4
End Mar.06 Tax Credit
FY06 Taxable income
FY06 Deferred Tax Assets
End Mar.07 Tax Credit
FY07 Taxable income *projection
FY07 Deferred Tax Assets
Future deductible temprary difference
Loss carryforwards
Taxable Income
Valuation allowance
Deferred Tax Assets

- Loss carryforwards expected to be fully utilized in year ending March 31, 2009 and tax payment begins
- From year ended March 31, 2009, full recognition of deferred tax assets from timing differences expected

<※Calculated on a Consolidated basis>

AOZORA

15. Funding

■ Continue to maintain diversified funding sources

Non-consolidated funding sources


(Unit: billion yen)
Financial Institutions (Deposits, etc.)
Financial Institutions (Debentures)
Public Institutions
Corporate, etc.
Retail
5,000
4,000
3,000
2,000
1,000
0
3,242
676
781
104
454
1,227
3,211
598
777
128
435
4,276
1,029
994
333
563
4,669
1,086
1,285
407
469
4,807
1,192
1,507
235
425
End Mar. 05
End Sep. 05
End Mar. 06
End Sep. 06
End Mar. 07

16. GMAC

AOZORA

- Investment of USD 500 mil. from November 30, 2006, represents a 3.2% stake in GMAC, as part of the consortium that controls 51%
- Investment structured through offshore LLC entities and should deliver ongoing earnings through equity pick-up
- 2006 Net Income of USD2.1 bil., compared to USD2.3 bil. in 2005
- In 2006, record performance in insurance and strong operating results in Auto Finance helped offset weakness in U.S. mortgage sector
- Deficit from sub-prime market in FY2007 1Q financial results had only a negligible impact on Aozora: -1.47 billion yen
- Investment expected to deliver capital gains in the future
- Synergistic business opportunities being explored between Aozora and GMAC

AOZORA

17. Earnings Forecast

- Targeting low double-digit top line revenue growth
- Maintaining positive operating leverage
- Normalizing level of credit costs

Consolidated

(Unit: billion yen)

	FY06 Actual	FY07 Forecast	Change	Rate of Change
Operating Income	197.5	229.0	+31.5	+15.9%
Net Revenue	114.4	126.0	+11.6	+10.1%
Business Profit before GLLR	61.6	69.0	+7.4	+12.0%
Operating Profit	62.4	66.5	+4.1	+6.6%
Net Income	81.5	84.5	+3.0	+3.7%

Non-consolidated

(Unit: billion yen)

	FY06 Actual	FY07 Forecast	Change	Rate of Change
Operating Income	188.1	213.0	+24.9	+13.2%
Business Profit before GLLR	61.3	60.0	-1.3	-2.0%
Operating Profit	62.0	57.0	-5.0	-8.0%
Net Income	82.2	76.0	-6.2	-7.5%

18. Capital Policy

AOZORA

■ Medium term capital targets

- Capital adequacy ratio: 12%～13%
  Tier1 capital ratio: 10%～11%
- Repayment and Cancellation of Public Funds is our strategic priority
- Target dividend ratio: at least comparable to Japanese major banks
- In the absence of appropriate alternatives, Aozora may consider the option of buying back and cancelling common stock after redemption of public funds

File No. 82-35047

19. Quality of Capital

Financial Highlights
Earnings Review
Quarterly Comparison
Net Interest Income
Yield
Fees and commissions Net trading revenues
Net other operating income
OHR
Revenue by Business Group
Consolidated Non-Consolidated
Loans
Securities Portfolio
Fund Investment
Deferred Tax
Funding
GMAC
Earnings Forecast
Capital Policy
Quality of Capital

AOZORA

■ Capital Adequacy Ratio changed from 19.47% to 15.98%


Risk-weighted assets
Tier1 capital
Tier 1 ratio
Regulatory capital
Capital adequacy ratio
(Unit: billion yen)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
20%
19%
18%
17%
16%
15%
14%
13%
3,467
3,300
3,755
4,478
15.66%
15.01%
18.70%
18.31%
19.47%
19.12%
17.63%
15.98%
543 521
617 605
731 718
716 790
Mar.04
Mar.05
Mar.06
Mar.07

■ **Impact of Basel Ⅱ -2%***

(Impact of capital reduction JPY-90bil.*)

■ **Impact of risk-weighted asset growth -1.5%***

*Estimation

Table of Contents



(Note) If not stated, all figures are on consolidated basis.

Data for 2. Earnings Review 1/2


Adjusted Consolidated Net Revenue
(Unit : billion yen)
140
120
100
80
60
40
20
0
97.2
87.7
114.2
105.8
114.4
114.4
21.4
5.8
10.0
9.4
1.0
49.5
32.9
7.8
15.8
8.4
4.7
44.6
5.5
16.0
0.0
7.9
44.9
FY04
FY05
FY06
Net Revenue excluding Macro hedge
Adjusted Net Other Operating Income *
Net Trading Revenues
Net Fees and Commissions
Of which deferred gains on previous Macro-hedging charged to profit
Estimated Funding Costs on Fund Investments & TK Investments
Core Net Interest (Net Interest Income excl. Macro hedge)
Adjusted Core Net Interest
* Adjusted Net Other Operating Income : Net Other Operating Income – Estimated Funding Costs on Fund Investments & TK Investments

File No. 82-35047

Data for 2. Earnings Review 2/2



Earnings Review
Quarterly Comparison
Net Interest Income
Yield
Net other operating income
Revenue by Business Group
Securities Portfolio
Fund Investment
Capital Policy
AOZORA
(Unit : billion yen)
Consolidated Business Profit
Macro hedge
Business Profit excl. Macro hedge
50.9
9.4
41.5
64.8
8.4
56.4
61.6
0.0
61.6
FY04
FY05
FY06
Consolidated Operating Profit
Macro hedge
Operating Profit excl. Macro hedge
45.7
9.4
36.3
61.4
8.4
53.0
62.4
0.0
62.4
Consolidated Net Income
Credit related Expenses
Deferred Income Taxes
Macro hedge
Net Income excl. Macro hedge, Deferred Income Taxes & Credit related Expenses
89.9
26.7
0.8
9.4
120.1
42.9
12.2
8.4
81.5
12.9
1.6
0.0

Data for 3. Quarterly Comparisons in Net Revenue


Adjusted Consolidated Net Revenue
(Unit : billion yen)
35
30
25
20
15
10
5
0
23.3
23.7
28.7
23.2
29.9
29.4
23.8
30.8
30.3
26.8
29.8
26.1
FY04
FY05
FY06
FY04
FY05
FY06
FY04
FY05
FY06
FY04
FY05
FY06
Q1
Q2
Q3
Q4
Core Net Interest (Net Interest Income excl. Macro hedge)
Macro hedge
Net Trading Revenues
Estimated Funding Costs on Fund Investments & TK
Net Fees and Commissions
Adjusted Net Other Operating Income *

* Net Other Operating Income – Estimated Funding Costs on Fund Investments & TK Investments

Data for 4. Net Interest Income

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Net Interest Income	58.89	53.00	44.88	-81.18	-15.3%
Interest Income	76.58	89.14	110.42	+212.81	+23.9%
Interest on loans and discounts	54.29	52.31	76.46	+241.48	+46.2%
Interest and dividends on securities	9.98	23.19	25.12	+19.29	+8.3%
Other interest income	1.79	2.66	5.82	+31.59	+118.7%
Interest on interest swaps	10.53	10.98	3.02	-79.54	-72.5%
Macro hedge	9.42	8.41	0.00	-84.09	-100.0%
Interest Expenses	-17.69	-36.14	-65.54	-293.99	-81.3%
Interest on debentures	-8.17	-8.51	-15.47	-69.61	-81.8%
Interest on deposits and NCDs	-4.12	-3.94	-8.37	-44.28	-112.4%
Interest on borrowings and rediscount	-0.33	-0.13	-0.84	-7.14	-553.5%
Other interest expenses	-1.94	-12.51	-16.98	-44.74	-35.8%
Interest on currency swaps	-3.14	-11.05	-22.33	-112.81	-102.1%
Fund and TK Funding Cost (Comprised of the above categories)	-1.0	-4.7	-7.9	-3.22	-68.8%

*Increases in expenses are shown as negative

<After Eliminating the Impact of Macro Hedge> (Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Core Net Interest Income	49.48	44.59	44.88	+0.29	+0.7%

<After Eliminating the Impact of Macro Hedge and the Adjustment of Fund and TK Funding Cost> (Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Adjusted Core Net Interest Income	50.49	49.28	52.79	+3.51	+7.1%

Data for 5. Yield

Consolidated

Before Adjustment : Calculated on Net Interest Income including the two items below

After Adjustment : Calculated on Net Interest Income excluding the two items below

	Before Adjustment			After Adjustment			Variance (After-Before)	
	FY05 A	FY06 B	Change B-A	FY05 A	FY06 B	Change B-A	FY05	FY06
Yield on Total Investments (A)	1.86%	1.83%	-0.03%	1.69%	1.83%	+0.14%	-0.17%	+0.00%
Yield on Loans (B)	1.93%	2.21%	+0.28%	1.93%	2.21%	+0.28%	+0.00%	+0.00%
Yield on Securities	1.46%	1.32%	-0.14%	1.46%	1.32%	-0.14%	+0.00%	+0.00%
Yield on Funding (C)	0.87%	1.25%	+0.38%	0.76%	1.10%	+0.34%	-0.11%	-0.15%
Net Interest Margin (A)-(C)	0.99%	0.57%	-0.42%	0.93%	0.72%	-0.21%	-0.06%	+0.15%
(B)-(C)	1.06%	0.96%	-0.10%	1.17%	1.11%	-0.06%	+0.11%	+0.15%

Footnote

The two items included Net Interest Income should be considered in the calculation of yield

- Macro hedge :
  Drives up Interest Income (Approx. 8.4 billion yen in FY05 and Nil in FY06)
- Estimated Funding Costs on Fund Investments and TK Investments :
  Included in Interest Expenses (Approx. 4.7 billion yen in FY05 and 7.9 billion yen in FY06)

Data for 7. Breakdown of Net Other Operating Income

The components of Consolidated Net Other Operating Income

(Unit: billion yen)

	FY2004	FY2005 A	FY2006 B	Change B-A	Rate of Change
Net Other Operating Income	**22.4**	**37.6**	**48.0**	**+10.4**	**+27.7%**
Gains/Losses on bond transactions	4.3	-1.0	11.0	+12.0	N/A
REIT	*3.8*	*0.6*	*7.2*	*+6.6*	+1068.3%
Others	18.1	38.6	37.0	-1.6	-4.1%
Gains/Losses on Foreign currency translations	2.8	3.7	2.3	-1.5	-39.5%
Gains/Losses on Derivatives other than trading, net	-0.2	-0.5	0.5	+1.0	N/A
Profit from Overseas Fund Investments	3.4	12.9	16.3	+3.4	+26.5%
Profit from Limited Partnerships (TK Investments)	7.4	18.7	15.7	-3.0	-16.2%
Real Estate	2.4	11.4	7.7	-3.6	-31.8%
NPL	3.2	3.8	4.7	+0.9	+23.9%
Others (Private Equity, etc.)	1.8	3.6	3.3	-0.3	-8.9%
Gains on Distressed loans (Aozora Loan Services)	3.5	3.1	3.5	+0.4	+12.2%
Debenture issue cost	-0.2	-0.2	-0.3	-0.1	+42.9%
GMAC	0.0	0.0	-1.5	-1.5	N/A
Others	1.5	0.8	0.5	-0.3	-35.7%
Estimated Funding Costs on Fund Investments & TK Investments	-1.0	-4.7	-7.9	-3.2	+68.8%
Adjusted Net Other Operating Income	**21.4**	**32.9**	**40.1**	**+7.2**	**+21.9%**

Data for 9. Revenue by Business Group

■ Net Revenue on Managerial Accounting Basis*

*Net Revenue + Other Income

(Unit: billion yen)

	Net Revenue*										FY06 Business Profit	
	Non-conlidated					Consolidated						
	FY04	FY05 A	FY06 B	Change B-A	Rate of Change	FY04	FY05 A	FY06 B	Change B-A	Rate of Change	Non-consoli	Consoli
Retail Banking	8.5	11.2	7.1	-4.2	-37.0%	8.5	11.2	7.1	-4.2	-37.0%	-0.4	-0.1
Corporate Banking	28.3	27.8	26.7	-1.1	-4.0%	28.8	28.2	27.3	-0.9	-3.3%	10.6	10.5
Investment Banking	19.8	36.9	46.3	+9.4	+25.5%	23.7	41.0	53.5	+12.5	+30.6%	34.3	37.8
Real Estate Finance	8.8	15.5	19.7	+4.2	+27.2%	8.8	15.5	19.7	+4.2	+27.2%	17.8	N/A
Structured Credit	9.3	6.8	12.5	+5.6	+82.2%	13.1	10.6	16.7	+6.2	+58.5%	5.7	N/A
Leveraged Finance	-	8.7	6.9	-1.7	-20.0%	-	8.7	8.0	-0.6	-7.1%	4.7	N/A
Global Finance	1.8	5.9	7.2	+1.3	+22.1%	1.8	6.3	9.1	+2.8	+43.9%	6.2	N/A
Financial Institutions	6.3	6.3	5.7	-0.6	-9.1%	7.2	7.2	6.5	-0.7	-9.9%	1.3	1.4
Financial Markets	25.5	31.3	27.9	-3.4	-10.9%	25.5	31.3	27.9	-3.4	-10.9%	15.9	15.9
Others	2.5	0.7	-0.5	-1.2	N/A	4.2	1.2	-2.0	-3.3	N/A	-0.3	-1.8
Company Total	90.9	114.2	113.2	-1.0	-0.9%	97.8	120.2	120.3	+0.0	+0.0%	61.3	63.5

Data for 12. Securities Portfolio

(Unit: billion yen)

	Book Value					Unrealized gains/losses				
	Mar. 2005	Mar. 2006 A	Mar. 2007 B	Change B-A	Rate of Change	Mar. 2005	Mar. 2006 A	Mar. 2007 B	Change B-A	Rate of Change
JGB	538.2	732.1	1,022.8	+290.7	+39.70%	0.0	-7.3	-5.3	+2.0	+27.19%
Municipal Bond	6.0	3.4	3.8	+0.4	+12.94%	0.1	-0.0	-0.0	+0.0	+99.47%
Corporate Bond	66.0	75.5	75.3	-0.2	-0.21%	0.2	0.0	0.0	-0.0	-95.24%
Equity	1.4	40.6	38.6	-2.0	-4.91%	0.0	1.7	0.6	-1.1	-62.89%
Foreign Bond	305.5	431.1	377.5	-53.6	-12.44%	-2.0	-8.0	-6.1	+1.8	+23.12%
Others	211.5	345.4	400.9	+55.4	+16.04%	5.0	12.9	4.1	-8.9	-68.50%
Hedge Fund	131.4	232.8	186.1	-46.8	-20.09%	1.0	3.5	1.3	-2.2	-62.65%
ETF	6.5	13.1	56.0	+42.9	+327.85%	-0.1	0.3	1.1	+0.9	+295.85%
Investment in Capital Partnership	51.9	68.6	85.4	+16.8	+24.54%	0.9	1.2	0.6	-0.6	-50.43%
Others	21.7	30.2	73.4	+43.2	+142.89%	3.1	8.0	1.1	-7.0	-86.82%
Total	1,128.7	1,628.2	1,918.9	+290.7	+17.86%	3.3	-0.7	-6.8	-6.1	+891.80%

(Unit: billion yen)

	JGB	Municipal Bond	SB	Equity	Others	Total
Due in one year or less	629.4	0.3	14.9	—	56.8	701.3
Due after one year through three years	189.6	0.4	15.8	—	92.7	298.4
Due after three years through five years	14.8	0.8	17.2	—	52.6	85.5
Due after five years through seven years	20.1	0.2	13.8	—	7.9	42.0
Due after seven years through ten years	22.7	1.7	—	—	43.1	67.5
Due after ten years	146.2	0.4	13.7	—	134.2	294.5
Indefinite period	—	—	—	38.6	391.1	429.7
Total	1,022.8	3.8	75.3	38.6	778.3	1,918.9

Data for 13. Fund Investments 1/2

■ Past Investment and Achievement

Investment Amount
JPY 100 mil
Liquid JPY
Liquid Non-JPY
Illiquid (incl. PE)
Total
3,000
2,500
2,000
1,500
1,000
500
0
328 401 74 803
570 616 123 1,309
742 1,023 193 1,958
772 1,388 193 2,352
533 1,427 87 2,048
519 1,301 73 1,893
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07

Net Revenue	FY2004	FY2005	FY2006
	3,756	10,522	11,841

(Unit: million yen, after funding cost reduction)

I. Purpose: Gain access to outside managers who strategically trade asset classes that are outside the Bank's core competency.

II. Policy : Construct a diversified portfolio to achieve absolute return objectives with low volatility. This portfolio will be constantly monitored with appropriate monitoring procedures established.

III. The total amount of Fund Investments is approx. 3% of total assets of the Bank.

IV. Construct Non-JPY Fund portfolio in collaboration with Spring Mountain Capital (SMC). Two of our employees have been seconded to SMC's New York office to further strengthen the monitoring process. Distribution of such funds to other Japanese financial institutions is under consideration.

V. FY 2006 Action: Reduce portfolio size to control P/L impact and as a precautionary step in anticipation of higher risk weight capital requirements for hedge funds investments as required by Basel II. (Average RW is calculated to be about 280% based on Basel II (SA) as of March 31, 2007).

Earnings Review
Quarterly Comparison
Net Interest Income
Yield
Net other operating income
Revenue by Business Group
Securities Portfolio
Fund Investment
Capital Policy
AOZORA

Data for 13. Fund Investments 2/2

■ Comparison with HFRX Index

Portfolio Allocation as of March 2007

Aozora

Credit 11%
Distressed 18%
Equity Hedge (Global) 11%
Equity Hedge (JPN) 6%
Equity MN (Global) 1%
Equity MN (JPY) 4%
Event Driven 12%
Relative Value 16%
Merger Arbitrage 2%
Multi Strategy 19%

HFRX

CB Arbitrage 4%
Distressed 6%
Equity Hedge 36%
Equity MN 4%
Event Driven 18%
Relative Value 17%
Merger Arbitrage 2%
Macro 13%

FY2006 Monthly Return

	Apr 06	May 06	Jun 06	Jul 06	Aug 06	Sep 06	Oct 06	Nov 06	Dec 06	Jan 07	Feb 07	Mar 07
Portfolio	1.01%	-0.71%	0.08%	0.10%	0.86%	0.53%	1.54%	1.50%	1.78%	1.15%	1.02%	1.27%
HFRX	1.15%	-1.31%	-0.49%	-0.57%	0.76%	0.50%	2.02%	1.54%	1.58%	1.50%	-0.21%	0.28%

Number of Funds

	(as of Mar. 2007)
JPY Fund	20
Non-JPY Fund	28
Total	48
As of Mar. 2006	63

Data for 18. Capital Policy

■ Capital Usage

■ Internal capital allocation model consistent with Basel framework based on Value at Risk: Mar.07 Actual


(Unit: billion yen)
800
700
600
500
400
300
200
100
0
Tier I 761
Unallocated 84
Unused 259
Reserved 105
Market
Investment in Subsidiaries Stock 12
Credit Risk 254
Core Capital
Risk Capital
Allocation

Earnings Review
Quarterly Comparison
Net Interest Income
Yield
Net other operating income
Revenue by Business Group
Securities Portfolio
Fund Investment
Capital Policy

AOZORA

< Inquiries >

AOZORA BANK, LTD.

Corporate Communication Group

TEL: 03-5212-9253

FAX: 03-3239-8065

URL: http://www.aozorabank.co.jp

Masaaki HARADA, Mr.	m1.harada@aozorabank.co.jp
Andrew HUNTER, Mr.	a.hunter@aozorabank.co.jp
Sean LACY, Mr.	s.lacy@aozorabank.co.jp
Ruriko MIURA, Ms.	r.miura@aozorabank.co.jp
Kayo SENGOKU, Ms.	k.sengoku@aozorabank.co.jp

This presentation material contains information that constitutes forward-looking statements. The statements are not guarantees of future performances and involve risks and uncertainties. The actual results may differ from the forward-looking statements due to factors including changes in economic conditions and market interest rates etc.

Exhibit D

English Summary of Selected Japanese Documents

Exhibit D-1

Exhibit D-1

Explanatory materials relating to the statement of financial results for the fiscal year ended March 31, 2007 dated May 15, 2007

Explanatory materials relating to the statement of financial results presents, along with financial results and information relating to loans and bills discounted for the fiscal year ended March 31, 2007, business outlook for the fiscal year 2008, an outline related to consolidated shareholder's equity, operating profit, nonperforming claims, shares owned, debentures, loans, dividends distributions for public funds, assets received from life insurance companies, contributions to life insurance funds and the basis for the inclusion of deferred tax assets.

Exhibit D-2

Exhibit D-2

Extraordinary Report dated February 22, 2007

An extraordinary report is required under the Securities and Exchange Law of Japan to be filed in connection with certain events that will have a material effect on a company's consolidated results including certain securities offerings. This extraordinary report contains information regarding the retirement of Chief Executive Officer Michael E. Rossi from Aozora Bank.


END